UNITED STATES
                        SECURITIES AND EXCHANGE COMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                         Commission file number: 0-19848

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Fossil, Inc. Savings and Retirement Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Fossil, Inc.
                               2280 N. Greenville
                             Richardson, Texas 75082

                              REQUIRED INFORMATION

     The following financial statements shall be furnished for the plan:

         1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

         2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

         3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-6A-05).

         4. In lieu of the requirements of Item 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except the the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

         Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

               Financial Statements as of and for the Years Ended
            December 31, 1997 and 1996, Supplemental Schedules as of
               December 31, 1997, and for the Year Then Ended, and
                          Independent Auditors' Report

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN





                                                                           Pages

Independent Auditor's Report                                                   2

Financial Statements:

   Statements of Net Assets Available for
   Benefits as of December 31, 1997 and 1996                                   3

   Statement of Changes in Net Assets Available for
   Benefits as of December 31, 1997                                            4

   Statement of Changes in Net Assets Available for
   Benefits as of December 31, 1996                                            5

   Notes to Financial Statements                                             6-9

Supplemental Schedules:

   Item 27a - Schedule of Assets Held for Investment
   Purposes as of December 31, 1997                                           10

   Item 27d - Schedule of Reportable Transactions for the
   Year Ended December 31, 1997                                               11

Independent Auditors' Consent                                                 12

INDEPENDENT AUDITORS' REPORT


To the Advisory Committee Fossil, Inc.

We have audited the accompanying statements of net assets available for benefits of the Fossil, Inc. Savings and Retirement Plan (the "Plan") as of December 31,1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and the accompanying supplemental schedules of (1) assets held for investment purposes at December 31, 1997, (2) reportable transactions for the year ended December 31, 1997 and are presented for the purpose of additional analysis and are not a required part of the basic financial statements. The supplemental schedules are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information and schedules are the responsibility of the Plan's management. Such supplemental information and schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
-------------------------

June 24, 1998

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                           December 31,     December 31,
                                                                              1997              1996
                                                                         ---------------   ----------------
ASSETS

Investments, at Fair Value:
   Fidelity Mutual Funds:
      Retirement Government Money Market Fund                                $  172,539         $  153,397
      Intermediate Bond Fund                                                    149,229             84,445
      Growth and Income Fund                                                  1,087,036            640,941
      Blue Chip Growth Fund                                                   1,124,335            726,910
   Fossil, Inc. Common Stock                                                    351,225            168,804
                                                                         ---------------   ----------------
      Total Investments                                                       2,884,364          1,774,497
                                                                         ---------------   ----------------

Cash                                                                             43,802             14,125
Contributions Receivable                                                          6,327             30,797
                                                                         ---------------   ----------------

NET ASSETS AVAILABLE FOR BENEFITS                                            $2,934,493         $1,819,419
                                                                         ===============   ================



See notes to financial statements.

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                              SUPPLEMENTAL INFORMATION BY FUND
                                             ------------------------------------------------------------------


                                               Retirement
                                               Government    Intermediate   Growth and  Blue Chip   Fossil, Inc.
                                              Money Market      Bond        Income       Growth       Common
                                                  Fund          Fund         Fund         Fund        Stock        Total
                                             --------------- ------------ ------------ ------------ ----------- ------------

Net Assets Available for Benefits
December 31, 1996                                  $157,072      $87,003     $653,736     $738,342    $183,266   $1,819,419
                                             --------------- ------------ ------------  -----------  ----------  -----------
Investment Income:
      Net Appreciation in Fair Value of
        Investments                                       -        1,292      173,280      158,315     158,348      491,235
      Interest and Dividends                          8,967        7,014       45,025       53,336          90      114,432
                                             --------------- ------------ -----------  -----------  ----------  -----------
        Total Investment Income                       8,967        8,306      218,305      211,651     158,438      605,667
                                             --------------- ------------ -----------  -----------  ----------  -----------

Additions:
      Rollover Transfers                              1,478       12,437       19,482       14,738       8,848       56,983
      Contributions:
        Employer                                     13,771       13,291       56,294       63,624      17,017      163,997
        Employee                                     36,172       36,641      158,828      186,357      46,221      464,219
                                             --------------- ------------ ------------ ------------ ----------- ------------
          Total Contributions                        49,943       49,932      215,122      249,981      63,238      628,216
                                             --------------- ------------ ------------ ------------ ----------- ------------

        Total Additions                              51,421       62,369      234,604      264,719      72,086      685,199
                                             --------------- ------------ ------------ ------------ ----------- ------------

Deductions:
      Benefits Paid                                   5,802        6,108       49,244       84,274      30,365      175,793
      Transfers Within Funds/Forfeitures
       Released                                      44,113        3,308     (39,611)     (25,508)      17,697          (1)
                                             --------------- ------------ ------------ ------------ ----------- ------------
        Total Deductions                             49,915        9,416        9,633       58,766      48,062      175,792
                                             --------------- ------------ ------------ ------------ ----------- ------------

Net Assets Available for Benefits,
      December 31, 1997                            $167,545     $148,262   $1,097,012   $1,155,946    $365,728   $2,934,493
                                             =============== ============ ============ ============ =========== ============



See notes to financial statements.

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                                               SUPPLEMENTAL INFORMATION BY FUND
                                            --------------------------------------------------------------------


                                              Retirement
                                              Government    Intermediate   Growth and   Blue Chip   Fossil, Inc.
                                             Money Market      Bond         Income       Growth      Common
                                                 Fund          Fund          Fund         Fund       Stock        Total
                                            --------------- ------------ ------------- ----------- ----------- ------------

Net Assets Available for Benefits,
December 31, 1995                                 $164,358      $68,671      $506,666    $686,429    $114,730   $1,540,854
                                            ---------------  ------------ ------------ ----------- ----------- ------------
Investment Income:
 Net Appreciation / (Depreciation) in
  Fair Value of Investments                              -      (2,021)        76,360      45,674      65,882      185,895

 Interest and Dividends                              7,740        4,954        31,767      52,741           -       97,202
                                           ---------------  ------------ ------------- ----------- ----------- ------------
  Total Investment Income                            7,740        2,933       108,127      98,415      65,882      283,097
                                           ---------------  ------------ ------------- ----------- ----------- ------------

Additions:
 Rollover Transfers                                  5,725        4,409        13,409      13,995       2,548       40,086
 Contributions:
  Employer                                          15,410        8,724        42,145      47,182      15,574      129,035
  Employee                                          39,208       25,512       114,129     136,885      42,906      358,640
                                           ---------------  ------------ ------------- ----------- ----------- ------------
    Total Contributions                             54,618       34,236       156,274     184,067      58,480      487,675
                                           ---------------  ------------ ------------- ----------- ----------- ------------

  Total Additions                                   60,343       38,645       169,683     198,062      61,028      527,761
                                           ---------------  ------------ ------------- ----------- ----------- ------------

Deductions:
 Benefits Paid                                     113,796       15,803       149,153     206,835      48,372      533,959
 Transfers Within Funds/Forfeitures
  Released                                        (38,427)        7,443      (18,413)      37,729      10,002      (1,666)
                                            --------------  ------------ ------------- ----------- ----------- ------------
  Total Deductions                                  75,369       23,246       130,740     244,564      58,374      532,293
                                            --------------  ------------ ------------- ----------- ----------- ------------

Net Assets Available for Benefits,
 December 31, 1996                                $157,072      $87,003      $653,736    $738,342    $183,266   $1,819,419
                                            =============== ============ ============= =========== =========== ============



See notes to financial statements.

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accounting records of the Fossil, Inc. Savings and Retirement Plan (the "Plan"), sponsored by Fossil, Inc. ("Fossil" or the "Employer"), are maintained on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments: Investments are presented in the financial statements at fair value determined by quoted market prices at the close of business on December 31. The change in the difference between fair value and the cost of the investments, including realized gains and losses, is reflected in the statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments during the year. Purchases and sales of securities are recorded on a trade date basis. Interest and dividend income is recorded on an accrual basis.

Expenses:   Expenses incurred by the Plan are paid by Fossil.

Payment of Benefits: Benefits are recorded when paid. Included in net assets available for plan benefits as of December 31, 1997 and 1996, are $287,622 and $255,103, respectively, for amounts due to participants that had not been processed as of year end.

Reclassifications:   Certain prior year amounts have been reclassified for
consistency purposes.


NOTE 2 - DESCRIPTION OF PLAN

The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Organization, Amendments, and General Provisions: The Plan is a defined contribution plan covering eligible employees of Fossil. The purpose of the Plan is to encourage employees to accumulate savings for their retirement. The Plan is administered by Fossil Partners, L. P., an affiliate of Fossil, Inc.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions and Vesting: The Plan is qualified under Section 401(k) of the Internal Revenue Code (the "Code"). Employees are eligible to make contributions, after having been employed by Fossil for at least 12 months, from amounts subject to federal income tax and such amounts are characterized as salary deferral contributions by Fossil . The maximum salary deferral contribution per year is the lesser of 15% of gross pay or, according to the Code, $9,500 for 1997 and 1996. The Plan document provides for limitations on salary deferral contributions in the event of a hardship withdrawal. Fossil generally makes a matching contribution at the rate of 50% of the first 3% of the participant's salary deferral contribution and 25% on the next 3% thereof. Fossil may also make additional profit sharing contributions at the discretion
of   the  Plan's   Advisory   Committee.   No  such  additional   discretionary
contributions  were  made for  1997  or  1996.   Vesting  in   salary  deferral
contributions is 100%. Vesting in matching contributions is 20% per year of service. An employee is credited with a year of service when 1,000 actual hours of service have been attained during a plan year (the 12 consecutive month period ending December 31).

Currently, participants can elect to have their contributions invested in any of several investment options which are described in Note 3. The participants can change elections and can also reallocate those funds already invested between available investment options effective at the beginning of each calendar quarter. The Plan also allows rollover transfers from other qualified plans. The Plan limits the participant's purchase of Fossil Common Stock to a maximum of 25% of salary deferral contributions. In the case of a transfer reallocation within the Plan or a rollover transfer into the Plan, there is a maximum of 25% of the participant's total balance that may be allocated to Fossil Common Stock.

In addition, hardship withdrawals are permitted for certain expenses including medical expense, tuition expenses, funeral expenses, purchase of a primary residence, needs to prevent eviction from principal residence, and needs arising from a participant's disability.

Forfeitures of non-vested employer contribution account balances are generally reallocated each year to the remaining participants based upon the participant's matching contribution for that quarter. The Plan additionally allows for forfeitures to be used to lower future employer contributions. For 1997 and 1996, all forfeitures were reallocated to the participants.

Distribution of Benefits: Distributions of vested benefits may be made to a participant upon retirement, disability, death, or termination of employment. Prior to the age of 65, a participant, while employed, may make a withdrawal from his salary contributions account in the event that the participant has an immediate and substantial financial need, as defined in Section 401(k) of the Code, subject to certain conditions contained in the Plan document.

Distributions of vested benefits under the Plan are paid to the participant or a beneficiary in the form of a lump sum or partial distribution.

Any withdrawals from the Plan will generally be subject to federal income tax. Taxes may be postponed by "rolling over" the proceeds to an individual retirement plan or to another qualified plan. An additional 10% excise tax may be imposed on the taxable portion of distributions and withdrawals before attaining age 65. The additional tax is not imposed for distributions made pursuant to death, disability, termination of employment after age 59 1/2, a qualified domestic relations order, and other reasons enumerated in the Code.

Amendment or Termination: Fossil has reserved the right to amend, modify, or terminate the Plan at any time, subject to the Plan document and applicable laws and regulations. Fossil has no intentions of terminating the Plan, and Fossil is not aware of any occurrences that could reasonably result in the termination of the Plan.

NOTE 3 - PLAN INVESTMENTS

The Plan's investments are held by Fidelity Institutional Retirement Services Company (several of Fidelity's mutual funds) and Southwest Securities (Fossil Common Stock). The initial purchase of Fossil Common Stock by the Plan was through a stock issuance by Fossil and is in the Plan's name and on record at Fossil's transfer agent.

Fidelity Retirement Government Money Market Fund: This is a money market fund which seeks as high a level of current income as is consistent with the preservation of capital and liquidity by investing in obligations of the U.S. government and its agencies.

Fidelity Intermediate Bond Fund: This is a fund which seeks a high level of income by investing in high quality, fixed income obligations with a dollar weighted average portfolio maturing in three to five years.

Fidelity Growth and Income Fund: This is a fund which seeks long-term capital growth, current income, and growth of income consistent with reasonable investment risk by investing in securities of companies that offer growth of earnings potential while paying current dividends. The fund invests in any combination of common stock, convertible securities, preferred stock, and corporate bonds. Securities may be of foreign or domestic issuers.

Fidelity Blue Chip Growth Fund: This is a fund which seeks growth of capital over the long term by investing primarily in a diversified portfolio of common stocks of well known and established companies with at least 65% of these securities issued by "blue chip" companies.

Fossil Common Stock: This is a fund which invests in the common stock of Fossil.


                                December 31, 1997

                                                                       Number
                                                                       of Plan            Number of
                                                                     Participants         Units Held in
                                                      Unit              With             Participant           Market
              Fund                                  Valuation         Balances             Accounts            Value
---------------------------------------------------------------------------------------------------------------------------
Fidelity Mutual Funds:
   Retirement Government Money Market                 $1.00              100                     172,539          $172,539
   Intermediate Bond                                  10.17              106                      14,673           149,229
   Growth and Income                                  38.10              202                      28,531         1,087,036
   Blue Chip Growth                                   39.46              202                      28,493         1,124,335
---------------------------------------------------------------------------------------------------------------------------
Fossil, Inc. Common Stock                             25.00              133                      14,049           351,225
---------------------------------------------------------------------------------------------------------------------------


                                December 31, 1996

                                                                       Number
                                                                       of Plan            Number of
                                                                     Participants       Units Held in
                                                      Unit              With             Participant           Market
              Fund                                  Valuation         Balances             Accounts            Value
---------------------------------------------------------------------------------------------------------------------------
Fidelity Mutual Funds:
   Retirement Government Money Market                 $1.00               97                     153,397          $153,397
   Intermediate Bond                                  10.08               89                       8,377            84,445
   Growth and Income                                  30.73              175                      20,857           640,941
   Blue Chip Growth                                   32.69              180                      22,236           726,910
---------------------------------------------------------------------------------------------------------------------------
Fossil, Inc. Common Stock                             13.50              118                      12,504           168,804
---------------------------------------------------------------------------------------------------------------------------

NOTE 4 - INCOME TAX STATUS

The Internal Revenue Service has issued a determination letter that the Plan qualifies under section 401(a) of the Code of 1986, as amended, and is exempt from federal income tax under section 501(a) thereof.

The Plan has been amended since receiving the last determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Elective contributions made by participants, matching employer contributions, profit sharing employer contributions, interest, dividends, and net profit from the sale of securities need not be reported by participants for federal income tax purposes until their account is wholly or partially withdrawn or distributed.

NOTE 5 - NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

The following table details the net change in fair value by type of investment:

                                                                                 December 31,      December 31,
                                                                                    1997               1996
                                                                              ------------------ -----------------

Fidelity Mutual Funds                                                                  $332,887          $120,013
Fossil, Inc. Common Stock                                                               158,348            65,882
                                                                              ------------------ ------------------
   Net Appreciation in Fair Value of Investments                                       $491,235          $185,895
                                                                              ================== =================

NOTE 6 - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                                 December 31,     December 31,
                                                                                    1997              1996
                                                                              ------------------ ----------------

Net Assets Available for Benefits per the Financial Statements                       $2,934,493       $1,819,419
Amounts Allocated to Withdrawing Participants                                             (428)          (8,936)
                                                                              ------------------ ----------------
   Net Assets Available for Benefits per the Form 5500                               $2,934,065       $1,810,483
                                                                              ================== ================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                                   Year Ended
                                                                                                  December 31,
                                                                                                      1997
                                                                                                 ----------------

Benefits Paid to Participants per the Financial Statements                                              $175,793
Amounts Allocated to Withdrawing Participants at December 31, 1997                                           428
Amounts Allocated to Withdrawing Participants at December 31, 1996                                       (8,936)
                                                                                                 ----------------
   Benefits Paid to Participants per the Form 5500                                                      $167,285
                                                                                                 ================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                          YEAR ENDED DECEMBER 31, 1997


                                                                                                                  (e) Current
 (a)  (b) Identity of Issue         (c) Description of Investment                             (d) Cost               Value
 ---  ---------------------         ----------------------------------------         -------------------       -------------------

      Fidelity Mutual                Retirement Government Money Market Fund                 $   172,539               $   172,539
      Fidelity Mutual                Intermediate Bond Fund                                      148,423                   149,229
      Fidelity Mutual                Growth and Income Fund                                      768,019                 1,087,036
      Fidelity Mutual                Blue Chip Growth Fund                                       849,150                 1,124,335
      Fossil, Inc.                   Common Stock, $0.01 Par                                     228,578                   351,225
                                                                                     -------------------       -------------------
        Total Investments                                                                     $2,166,709                $2,884,364
                                                                                     ===================       ===================

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1997




                                                                                                           (h) Current
                                                                              (f) Expense                    Value of
                                                                                  Incurred                  Assets On     (i) Net
(a) Identity of     (b) Description    (c) Purchase  (d) Selling  (e) Lease         with     (g) Cost      Transaction       Gain
    Party           of Investment          Price         Price        Rental     Transaction  of Asset        Date        or (Loss)
---------------     ---------------    ---------------------------------------------------------------------------------------------
Series
Fidelity Mutual     Growth and Income
                    Fund                   $276,620        -            -            -        $276,620      $276,620        $0

Fidelity Mutual     Blue Chip Growth        269,822        -            -            -         269,822       269,822         0
                    Fund

INDEPENDENT AUDITORS' CONSENT

We consent to the  incorporation  by reference in Registration  Statement
No. 33-65980 of Fossil, Inc. on Form S-8 of our report dated June 24, 1998, included in this Annual Report on Form 11-K of the Fossil, Inc.Savings and Retirement Plan for the year ended December 31, 1997.



/s/     Deloitte & Touche, LLP
------------------------------
Dallas, Texas
June 30, 1998

                                   SIGNATURES

         The Plan. Pursuant to the requirements of Securities Exchange Act of 1934, the Advisory Committee which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Richardson, State of Texas, on June 30, 1998.

                                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN



                                   /s/ Randy S. Kercho
                                   ---------------------------------------------
                                   Randy S. Kercho
                                   Member of the Advisory Committee


         Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Advisory Committee of the Fossil, Inc.
Savings and Retirement Plan and on the dates indicated.

Signature                                                     Date


/s/ Randy S. Kercho                                           June 30, 1998
------------------------------------
Randy S. Kercho


/s/ Dave Morgan                                               June 30, 1998
------------------------------------
Dave Morgan


/s/ Michael W. Barnes                                         June 30, 1998

------------------------------------
Michael W. Barnes

                                  Exhibit Index


Exhibit
Number                   Document Description
-------                  --------------------


23(b)              Consent of Deloitte & Touche (as contained on page 12 hereof)